Consent of Independent registered public accounting firm
We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended March 31, 2022 of CAE Inc. of our report dated May 31, 2022, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-250113) and Form S-8 (No. 333-97185, 333-155366 and 333-213708) of our report dated May 31, 2022 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit 99.1 of CAE Inc.’s Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP

Montreal, Quebec Canada

June 23, 2022

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montreal, Quebec, Canada H3B 4Y1 T: +1 514 205 5000, F: +514 867 1502, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.